

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2014

Via E-mail
Kenneth R. Taylor
Chief Financial Officer
Sierra Bancorp
86 North Main Street
Porterville, California 93257

> **Re: Sierra Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 000-33063**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Market Risk Management, page 51

1. You disclose under risk factors on page 22 that you rely heavily on dividends from the Bank of the Sierra to meet debt service requirements and to pay dividends to investors since you only had $1.3 million in cash available at the bank holding company at December 31, 2013. However, there are no disclosures about your

ability to fund future dividends to investors. Since you have paid dividends of at least $3.4 million to investors over each of the last three years please revise your liquidity disclosures to discuss the expected sources of cash flows to fund these dividends and the potential regulatory restrictions on the payment of dividends to investors.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 55

2. Please file an amendment to the Form 10-K to revise the Report of Independent Registered Public Accounting Firm to include the audit of the company's Consolidated Statements of Comprehensive Income.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Polices

Foreclosed Assets, page 66

3. You disclose that subsequent gains or losses on sales or write-downs resulting from permanent impairments are recorded in other non-interest income or expensed as incurred. Please revise in future filings to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14)(d) of Regulation S-X.

Note 3. Investment Securities Available-For-Sale, pages 69-71

4. The staff notes that you have investments of over $96,563 in state and political subdivisions that comprise over 53% of your shareholders' equity at December 31, 2013. Please provide us proposed expanded disclosure to be included in future filings that:

- discloses the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

- discloses the nature and primary revenue sources for your special revenue bonds and

- discloses any concentrations in state, municipal and political subdivision bonds.

In addition, disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis. In this regard, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Item 9A. Controls and Procedures

Report of Independent Registered Public Accounting Firm, page 115

5. Please file an amendment to the Form 10-K to expand the report to state whether the company utilized the original or the 2013 version of the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Item 11. Executive Compensation

6. Please amend to include information for the three most highly-compensated executive officers in addition to the PEO and the PFO.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief